UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated  February 14, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                                    Press Release dated February 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 14, 2014	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Reports 2013 Results

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Fourth quarter loss was $267 million; earnings for the full year were $446 million, including the impact of net unrealized non-cash mark-to-market gains and losses

•                  Fourth quarter adjusted earnings were $0.44 per common share, or $362 million

•                  Full year adjusted earnings were $1.78 per common share, an 11% increase over 2012

•                  Enbridge Inc. executed on its growth capital plan, placing 17 projects totalling $5 billion into service

•                  Enbridge Inc. to proceed with $3.2 billion in regional oil sands projects including the $1.6 billion extension of the Wood Buffalo Pipeline, the $1.4 billion Norlite Pipeline System, a new industry diluent pipeline, and the $0.2 billion Sunday Creek Terminal Expansion

•                  Enbridge Inc. secured the development of the 110-megawatt Keechi Wind Project in Texas for an approximate investment of US$0.2 billion

•                  Midcoast Energy Partners, L.P., an Enbridge Energy Partners, L.P. subsidiary, completed its initial public offering for proceeds of US$355 million

•                  Marathon Petroleum Corporation named anchor shipper and partner in the US$2.6 billion Sandpiper Project, and will fund 37.5% of the project

•                  Quarterly dividend will increase by 11% to $0.350 per common share effective March 1, 2014

•                  The Joint Review Panel recommended that the Government of Canada approve the Northern Gateway project, subject to 209 conditions

•                  Enbridge Inc. continued to execute on its long-term financing plan during 2013, raising approximately $5 billion through a combination of debt and equity and also increasing its enterprise-wide general purpose credit facilities to approximately $17.6 billion

•                  Guidance for 2014 adjusted earnings is $1.84 to $2.04 per common share

CALGARY, ALBERTA – February 14, 2014 – Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) – “Enbridge once again delivered strong performance in 2013 and achieved our annual adjusted earnings guidance for the year,” said Al Monaco, President and Chief Executive Officer. “Adjusted earnings for 2013 were $1.4 billion or $1.78 per common share, an 11% increase over last year. This earnings per share growth was achieved despite a very large amount of financing, including significant equity prefunding to support our longer term growth plan.

“In 2013, we made excellent progress on our three key corporate priorities: focusing on the safety and operational reliability of our systems; executing on our growth capital program; and, extending and diversifying that growth well into the future.

“On our number one priority, safety and operational reliability, we advanced our operational risk management program and have undertaken the most extensive maintenance, integrity and inspection program in the history of the North American pipeline industry.

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors, and reconciliations are described under the Forward-Looking Information and Non-GAAP Measures sections of this news release, respectively.

“In terms of executing our capital program, we placed approximately $5 billion of infrastructure projects into service this year. Of the 17 projects we completed, nearly all were brought in on-time and on-budget. An equally important accomplishment was the prudent low-cost funding of our capital program thereby retaining our strong financial position.

“Third, the strategic positioning of our assets and strong market fundamentals continue to generate excellent short and long-term opportunities,” said Mr. Monaco. “In 2013, we secured another $6 billion of attractive growth projects and expanded our growth capital inventory to $29 billion. These commercially secured projects will be placed into service over the next four years and drive our expected annual average adjusted earnings per share growth rate of 10 to 12% through 2017.”

In conjunction with the Company’s growth objectives, the Company has entered into a comprehensive long-term economic hedging program to mitigate exposures to interest rate variability and foreign exchange, as well as commodity prices. The comparability of the Company’s earnings period-over-period will be impacted by the unrealized mark-to-market accounting impacts related to this long-term economic hedging program. However, the Company believes that the hedging program supports the generation of reliable cash flows and dividend growth.

Enbridge also released its expectation for 2014 growth, providing an adjusted earnings guidance range of $1.84 to $2.04 per share.

“Our success in 2013 reflected a business model which has brought past success and which will be the foundation for future growth,” Mr. Monaco said. “We continue to focus on our operations and disciplined execution of our growth strategy.”

Operations

Enbridge’s strong 2013 performance reflected the strength of its existing businesses, but also the positive impact of new projects coming into service. The most significant contribution to year-over-year earnings growth came from the Liquids Pipelines segment. Canadian Mainline performance was driven by higher throughput, supported by strong supply from the oil sands region and downstream refinery demand for Canadian crude. New Liquids Pipelines assets placed into service in recent years included the Woodland and Wood Buffalo pipelines which, along with an expanded Seaway Crude Pipeline System (Seaway Pipeline), were significant contributors to adjusted earnings growth in 2013. New growth platforms continued to be an important component of Enbridge’s strategy to diversify and sustain longer-term earnings growth. In 2013, Enbridge placed into service three wind farms, commenced operations of its first power transmission project and recorded its first full year of earnings from entry into the Canadian natural gas midstream infrastructure space.

Enbridge’s sponsored vehicles, Enbridge Energy Partners, L.P. (EEP) and Enbridge Income Fund (the Fund), also contributed to year-over-year adjusted earnings growth. The Fund benefitted from an expanded asset base following the execution of drop down transactions in both 2011 and 2012, as well as completion of the Bakken Expansion Project, a project undertaken jointly with EEP. In addition to expanding its North Dakota regional infrastructure, EEP was also successful in completing several other organic growth projects, including the Texas Express NGL System joint venture and the Ajax Cryogenic Processing Plant.

Energy Services earnings increased in 2013 as changing market conditions gave rise to a greater number of and more profitable margin opportunities, while adjusted earnings from Aux Sable’s processing operations declined in 2013 on lower fractionation margins and lower ethane volumes as depressed market prices resulted in ethane rejection during the year. Strong growth in adjusted earnings from Enbridge’s underlying businesses was offset to a degree by higher preference share dividends as the Company was active in capital markets to fund its inventory of growth projects.

The 2013 earnings discussion above excludes the impact of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value gains or losses from the Company’s long-term hedging program, certain out-of-period adjustments recognized in 2013, as well as the costs and related insurance recoveries from crude oil releases.

Key Developments

Enbridge continued to advance and execute its $36 billion growth capital program, of which $29 billion is secured. Since the end of the third quarter of 2013, the Company announced investments in more than $3 billion of projects to improve service to the oil sands. This includes both the Norlite Pipeline System (Norlite) and the extension of the Wood Buffalo Pipeline (Wood Buffalo Extension), which further reinforce Enbridge’s leading position in the oil sands region. The projects are part of $6 billion in planned regional infrastructure projects with in-service dates stretching from now until 2017.

Enbridge also advanced previously announced projects, including the Company’s three major market access initiatives: Eastern Access, Gulf Coast Access and Light Oil Market Access. “Our market access initiatives are meeting producers’ needs for greater capacity and access to new markets, along with helping to satisfy refiners’ needs for secure, reliable and cost-competitive supply,” Mr. Monaco said.

In November, Enbridge and EEP announced through their subsidiary, North Dakota Pipeline Company LLC, that Marathon Petroleum Corporation will be the anchor shipper on the Sandpiper Project (Sandpiper) and will be a funding partner in the project. Sandpiper has an expected in-service date in the first quarter of 2016 and an estimated cost of US$2.6 billion. The project is a key component of Enbridge’s light oil market access initiative to match Bakken and western Canadian light oil production with refining markets in both eastern Canada and the United States.

In January 2014, Enbridge announced the securement of the 110-megawatt (MW) Keechi Wind Project (Keechi), located in Jack County, Texas. The project, which is supported by a long-term power purchase agreement, represents an investment of approximately US$0.2 billion. Keechi is expected to go into service in 2015 and brings Enbridge’s interests in renewable generating capacity up to more than 1,800 MW.

“Keechi adds to our significant investments in renewable power generation,” said Mr. Monaco. “We are the number one producer of solar energy in Canada and second largest producer of wind power. With operations in both Canada and the United States, our renewable energy investments play an important role in developing new platforms for growth.”

Enbridge continued in the fourth quarter to bolster funding and liquidity support for the Company’s growth plan. During the quarter, Enbridge raised $250 million through a preference share issuance and increased its entity-wide general purpose credit facilities by $1.6 billion, bringing the total facilities to $17.6 billion. In November 2013, Midcoast Energy Partners, L.P. (MEP), a subsidiary of EEP, also completed an initial public offering, raising US$355 million through the issuance of common units to the public.

“MEP serves as EEP’s primary vehicle for owning and growing its natural gas and NGL midstream business in the United States,” said Mr. Monaco. “It is expected to provide EEP with another source of funding, help to lower its cost of capital and serve to enhance the strategic focus of our United States gas gathering and processing operations.”

In December, a federal Joint Review Panel (JRP) recommended that the Canadian federal government approve the proposed Northern Gateway Project (Northern Gateway), subject to 209 conditions. The government is expected to make a final decision on the project by June 2014.

“Regulatory approval is a very important element of the project, but it’s just one step in the process,” said Mr. Monaco. “We will be carefully reviewing the JRP’s report and the conditions, and we will continue to work to meet those conditions and those set out by the Government of British Columbia for heavy oil pipeline development while we wait for the federal government’s decision. We remain committed to the goal of providing market access by building a safer and better pipeline and ensuring the environment is protected.”

In January 2014, Enbridge appointed C. Gregory (Greg) Harper as President, Gas Pipelines and Processing, effective January 30, 2014. Mr. Harper brings deep operational, commercial and development experience in the natural gas industry.

During the fourth quarter Enbridge released its 2013 Corporate Social Responsibility Report, in which the Company details its social, environmental and governance performance in 2012, as well as significant developments in the first half of 2013. Enbridge also released its first Operational Reliability Report, which provides a broad overview of the Company’s efforts to ensure its operations are as safe as possible for the public, the environment, and Enbridge employees and contractors.

“Safety and operational reliability is Enbridge’s top priority,” Mr. Monaco said. “In 2013 alone, we invested significant capital to further enhance the safety of our system. We constantly strive to be an industry leader in this area and continue to see this as the necessary foundation for how we do business.”

The Company’s commitment to sustainability performance was acknowledged when, for the sixth year in a row, Enbridge was named by Corporate Knights as one of the Global 100 Most Sustainable Corporations.

“Being named to the Global 100 list confirms we are on the right path in building a responsible, sustainable organization and confirms the value that a balanced approach brings to everyone, including our shareholders,” Mr. Monaco said.

FOURTH QUARTER 2013 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx. We further draw your attention to Note 4, Revision of Prior Period Financial Statements, to the Consolidated Financial Statements as at and for the year ended December 31, 2013, which discusses a non-cash revision to comparative financial statements. The discussion and analysis included in this news release is based on revised financial results for the three months and year ended December 31, 2012.

•                  On January 29, 2014, Enbridge announced it will construct additional facilities at its Sunday Creek Terminal, located in the Christina Lake area of northern Alberta, to support production growth from the Christina Lake oil sands operated by Cenovus Energy Inc. and jointly owned with ConocoPhillips Canada Resources Corp. The expansion includes development of a new site adjacent to the existing terminal, construction of a new 350,000 barrel tank with associated piping, pumps and measurement equipment, as well as civil work for a future tank. The existing Sunday Creek Terminal was put into service in August 2011. The estimated cost for the expansion is approximately $0.2 billion with a targeted in-service date of 2015.

•                  On January, 6, 2014, Enbridge announced it had entered into an agreement with Renewable Energy Systems Americas Inc. (RES Americas) to own and operate the 110-MW Keechi project, located in Jack County, Texas, at an investment of approximately US$0.2 billion. RES Americas is constructing the wind project under a fixed price, engineering, procurement and construction agreement. Construction on the project commenced in December 2013, with expected completion in 2015. Upon attaining commercial operation, MetLife, Inc. will provide tax equity financing for the project. Keechi will deliver 100% of the electricity generated into the Electric Reliability Council of Texas, Inc. market under a 20-year power purchase agreement with Microsoft Corporation.

•                  On December 19, 2013, the JRP recommended that the Government of Canada approve Northern Gateway, subject to 209 required conditions. The JRP stated: “After weighing all the oral and written evidence that Canada and Canadians would be better off with the Enbridge Northern Gateway Project than without it.” The Government of Canada is expected to render its final decision on Northern Gateway by June 2014.

•                  On October 30, 2013, Enbridge announced that it was selected by Suncor Energy Inc., Total E&P Canada Ltd. and Teck Resources Limited (the Fort Hills Partners), as well as the Suncor Energy Oil Sands Limited Partnership (Suncor Partnership), to develop a new pipeline to transport crude oil production to Enbridge’s mainline hub at Hardisty, Alberta. The proposed Wood Buffalo Extension will extend Enbridge’s existing Wood Buffalo Pipeline and include the construction of a new 450-kilometre (281-mile) 30-inch pipeline from Enbridge’s Cheecham Terminal to its Battle River Terminal at Hardisty, as well as associated terminal upgrades. The completed project will provide capacity of 490,000 barrels per day (bpd) of diluted bitumen to be transported for the proposed Fort Hills Partners’ oil sands project (Fort Hills Project) in northeastern Alberta and Suncor Partnership’s oil sands production in the Athabasca region. Subject to regulatory approvals, the project is expected to be completed in 2017 at an estimated cost of approximately $1.6 billion.

•                  On October 30, 2013, Enbridge announced it will develop Norlite, a new industry diluent pipeline to meet the needs of multiple producers in the Athabasca oil sands region. Under the currently envisioned scope, a 20-inch diameter pipeline with an approximate ultimate capacity of up to 280,000 bpd, depending on final scope and hydraulic design, will be anchored by throughput commitments from both the Fort Hills Partners for production from the proposed Fort Hills Project and from Suncor Partnership’s proprietary oil sands production. Norlite will involve the construction of a new 489-kilometre (303-mile) pipeline from Enbridge’s Stonefell Terminal to its Cheecham Terminal with an extension to Suncor Partnership’s East Tank Farm, which is adjacent to Enbridge’s existing Athabasca Terminal. If Enbridge is successful in securing additional long term commitments on the Norlite system, the scope of the project could be increased to a 24-inch diameter pipeline system as well as include a potential lateral pipeline to Enbridge’s Norealis Terminal. Subject to regulatory and other approvals, Norlite is expected to be completed in 2017 at an estimated cost of approximately $1.4 billion. If upsized to a 24-inch diameter pipeline, it will provide capacity to transport up to 270,000 bpd of diluent from Edmonton into the Athabasca oil sands region, with the potential to be further expanded to approximately 400,000 bpd of capacity with the addition of pump stations. Norlite has the right to access certain existing capacity on Keyera Corp. (Keyera) pipelines between Edmonton and Stonefell and, in exchange, Keyera may elect to participate in the new pipeline infrastructure as a 30% non-operating owner.

•                  In the fourth quarter, the Company completed the following financing transactions:

•                  On December 12, 2013, Enbridge completed an offering of 10 million Cumulative Redeemable Preference Shares, Series 7 for gross proceeds of $250 million.

•                  On November 22, 2013, Enbridge issued medium-term notes of $200 million with a 7-year maturity and $200 million with a 30-year maturity, through its subsidiary Enbridge Gas Distribution Inc. (EGD).

•                  On November 13, 2013, MEP, an EEP subsidiary, completed an initial public offering of common units for proceeds of US$355 million.

•                  On October 2, 2013, Enbridge issued medium-term notes of US$800 million with a 10-year maturity and US$350 million with a 3-year maturity.

•                  In the fourth quarter of 2013, Enbridge increased its enterprise-wide general purpose credit facilities to $17.6 billion, including the securement of a US$850 million facility by MEP.

CONSOLIDATED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	46	130	427	697
Gas Distribution	80	127	129	207
Gas Pipelines, Processing and Energy Services	(325)	32	(68)	(377)
Sponsored Investments	79	72	268	283
Corporate	(151)	(136)	(314)	(129)
Earnings/(loss) attributable to common shareholders from continuing operations	(271)	225	442	681
Discontinued operations - Gas Pipelines, Processing and Energy Services	4	(79)	4	(79)
	(267)	146	446	602
Earnings/(loss) per common share	(0.33)	0.19	0.55	0.78
Diluted earnings/(loss) per common share	(0.32)	0.18	0.55	0.77

Earnings attributable to common shareholders were $446 million, or $0.55 per common share, for the year ended December 31, 2013 compared with $602 million, or $0.78 per common share, for the year ended December 31, 2012. The Company has delivered significant earnings growth from operations over the course of the last year, as discussed below in Adjusted Earnings; however, the positive impact of this growth and the comparability of the Company’s earnings are impacted by a number of unusual, non-recurring or non-operating factors, the most significant of which is changes in unrealized derivative fair value gains or losses. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price exposures. The changes in unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings but the Company believes over the long-term it supports reliable cash flows and dividend growth.

Also impacting the comparability of earnings were certain out-of-period adjustments recognized in 2013, including a non-cash adjustment of $37 million after-tax to defer revenues associated with make-up rights earned under certain long-term take-or-pay contracts within Regional Oil Sands System. Regional Oil Sands System also had an out-of-period adjustment of $31 million after-tax related to the recovery of income taxes under a long-term contract, partially offset by a related correction to deferred income tax expense. In Gas Distribution, the Company recognized an out-of-year adjustment of $56 million after-tax reflecting an increase to gas transportation costs which had incorrectly been deferred.

Other significant items impacting the comparability of earnings year-over-year were costs and related insurance recoveries associated with the Line 6B crude oil releases. Earnings for the years ended December 31, 2013 and 2012 included EEP’s cost estimates of US$302 million ($44 million after-tax attributable to Enbridge) and US$55 million ($8 million after-tax attributable to Enbridge), respectively. The aforementioned costs are before insurance recoveries and excluding fines and penalties other than US$30 million ($6 million after-tax attributable to Enbridge) of fines and penalties for the Line 6B crude oil release. Insurance recoveries recorded by EEP for the years ended December 31, 2013 and 2012 were US$42 million ($6 million after-tax attributable to Enbridge) and US$170 million ($24 million after-tax attributable to Enbridge), respectively, related to the Line 6B crude oil release. Within Liquids Pipelines, 2013 earnings reflected remediation and long-term stabilization costs of approximately $56 million after-tax and before insurance recoveries related to the Line 37 crude oil release that occurred in June 2013.

Fourth quarter earnings drivers were largely consistent with year-to-date trends and continued to include changes in unrealized fair value derivative and foreign exchange gains and losses. Aside from operating factors discussed in Adjusted Earnings, factors unique to the fourth quarter of 2013 included a further recognition of US$65 million ($9 million after-tax attributable to Enbridge) of costs in relation to the Line 6B crude oil release and an additional $3 million accrual related to Line 37 remediation activities.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments. Management believes the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, including setting the Company’s dividend payout target, and to assess performance of the Company. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars, except per share amounts)
Liquids Pipelines	205	177	770	655
Gas Distribution	67	63	176	176
Gas Pipelines, Processing and Energy Services	17	42	203	176
Sponsored Investments	89	68	313	264
Corporate	(16)	(23)	(28)	(30)
Adjusted earnings[1]	362	327	1,434	1,241
Adjusted earnings per common share[1]	0.44	0.42	1.78	1.61

1                  Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see above.

Adjusted earnings for the year ended December 31, 2013 were $1,434 million, or $1.78 per common share, compared with $1,241 million, or $1.61 per common share, for the year ended December 31, 2012, an increase of 11% in adjusted earnings per common share. The increase in adjusted earnings was predominantly attributable to strong operating performance from the Company’s Liquids Pipelines assets and contributions from new assets placed into service. Strong supply from western Canada and the ongoing effect of crude oil price differentials, whereby demand for discounted crude by United States midwest refiners remained high, drove increased throughput on Canadian Mainline in 2013. New Liquids Pipelines assets placed into service in recent years included the Woodland and Wood Buffalo pipelines which, together with expanded capacity on Seaway Pipeline, contributed to adjusted earnings growth in 2013. Renewable energy investments continued to be an important component of Enbridge’s strategy to diversify and sustain longer-term earnings growth. In the past two years Enbridge placed into service three wind farms and a solar farm, and commenced operations of its first power transmission project in mid-2013. Adjusted earnings for the year ended December 31, 2013 also reflected contributions from the Company’s entry into the Canadian natural gas midstream infrastructure space.

Enbridge’s sponsored vehicles, EEP and the Fund, also contributed to the year-over-year adjusted earnings growth. The Fund benefitted from an expanded asset base following the acquisition of assets from Enbridge (drop down transaction) in 2012, as well as completion of the Bakken Expansion Project, a project undertaken jointly with EEP. In addition to expanding its North Dakota regional infrastructure, EEP was also successful in completing several other organic growth projects, including the Texas Express NGL System joint venture and terminal storage expansions. EEP’s Lakehead System benefitted from strong volumes in 2013, similar to Canadian Mainline, while its natural gas and NGL businesses continued to experience lower volumes and prices due to declining drilling activity in dry gas basins of the United States as a result of a sustained low natural gas commodity price environment.

Other factors which contributed to changes in adjusted earnings year-over-year included market factors impacting the Company’s Energy Services businesses and its Aux Sable fractionation plant, as well as the Company’s continued activity in the capital markets through the issuing of preference shares to fund future growth projects. Energy Services earnings increased in 2013 as changing market conditions gave rise to a greater number of and more profitable margin opportunities. Reflecting the opposite trend, Aux Sable adjusted earnings declined in 2013 on lower fractionation margins and lower ethane processing volumes due to ethane rejections.

Adjusted earnings were $362 million, or $0.44 per common share, for the three months ended December 31, 2013 compared with $327 million, or $0.42 per common share, for the three months ended December 31, 2012. The primary drivers of quarter-over-quarter adjusted earnings growth were volume increases on Canadian Mainline, contributions from new assets placed into service in Regional Oil Sands System and higher contributions from EEP’s liquids business due to a combination of higher volumes and tolls. Although no full year effect, the fourth quarter of 2013 also included a favourable adjustment in Regional Oil Sands System related to a reduction in third party revenue sharing with the founding shipper on the Athabasca pipeline. Partially offsetting earnings growth in the fourth quarter of 2013 was a loss incurred by Energy Services due to changing market conditions, which gave rise to losses on certain physical positions, in addition to losses on financial contracts intended to hedge the value of committed physical transportation capacity but which were ineffective in doing so in the last three months of the year.

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Canadian Mainline	119	117	460	432
Regional Oil Sands System	55	29	170	110
Southern Lights Pipeline	13	12	49	42
Seaway Pipeline	10	11	48	24
Spearhead Pipeline	6	7	31	37
Feeder Pipelines and Other	2	1	12	10
Adjusted earnings	205	177	770	655
Canadian Mainline - changes in unrealized derivative fair value gains/(loss)	(143)	(41)	(268)	42
Canadian Mainline - Line 9 tolling adjustment	-	-	-	6
Regional Oil Sands System - leak remediation and long-term pipeline stabilization costs	(3)	-	(56)	-
Regional Oil Sands System - make-up-rights adjustment	(13)	-	(13)	-
Regional Oil Sands System - make-up-rights out-of-period adjustment	-	-	(37)	-
Regional Oil Sands System - long-term contractual recovery out-of-period adjustment, net	-	-	31	-
Regional Oil Sands System - prior period adjustment	-	(6)	-	(6)
Earnings attributable to common shareholders	46	130	427	697

•                  Canadian Mainline adjusted earnings reflected higher throughput from steady production from the oil sands in Alberta priced at levels which displaced other non-Canadian production from the midwest market and drove increased long-haul barrels on Canadian Mainline. Further volume growth on Canadian Mainline was limited towards the latter half of 2013 due to longer than expected refinery shutdowns and the delay in the start-up of a refinery conversion to heavy oil. The tempered growth in demand from refineries is expected to persist during the first quarter of 2014.

•                  Partially offsetting increased throughput in 2013 was a lower Canadian Mainline International Joint Tariff (IJT) Residual Benchmark Toll effective April 1, 2013 compared with the corresponding 2012 period. Changes in the Canadian Mainline IJT Residual Benchmark Toll are inversely correlated to the Lakehead System Local Toll which was higher due to increased costs in relation to EEP’s growth projects which will be recovered through the Lakehead System’s rate structure. Also negatively impacting 2013 adjusted earnings was an increase in power costs due to higher throughput, as well as higher depreciation and interest expense. Finally, income tax expense, which reflected current income taxes only, was lower due to higher available tax deductions from a larger asset base, including software.

•                  The 2013 full year and fourth quarter Regional Oil Sands System adjusted earnings reflected higher contracted volumes on the Athabasca pipeline, higher capital expansion fees on the Waupisoo pipeline and earnings from new assets placed into service in late 2012, including the Woodland and Wood Buffalo pipelines. Partially offsetting these earnings increases were higher operating and administrative costs, higher depreciation expense due to the commissioning of new assets and the absence of Hardisty Caverns earnings following the sale to the Fund in the fourth quarter of 2012. Although no full year effect, the fourth quarter of 2013 also included a favourable adjustment in Regional Oil Sands System related to a reduction in third party revenue sharing with the founding shipper on the Athabasca pipeline.

•                  Southern Lights earnings increased for both the full year and fourth quarter of 2013 primarily due to higher recovery of negotiated depreciation rates in 2013 transportation tolls.

•                  The increase in Seaway Pipeline earnings reflected a full year of operations and incremental available capacity in 2013. Seaway Pipeline was completed in May 2012 providing initial capacity of 150,000 bpd. In January 2013, the completion of further pump station additions and modifications increased the capacity available to shippers to up to 400,000 bpd, depending on crude slate. Actual throughput experienced in 2013 was curtailed due to constraints on third party takeaway facilities and during the latter part of the year due to loss of spot volume shipments as a result of a lower spread between crude oil prices at Cushing, Oklahoma and the Gulf Coast. These takeaway constraints are anticipated to be relieved in the first quarter of 2014. Partially offsetting the earnings increase was higher financing costs and depreciation expense from an increased asset base. The fourth quarter results for Seaway Pipeline were comparable to the corresponding 2012 period as increased volume throughput was offset by higher depreciation expense and higher financing costs.

•                  Spearhead Pipeline adjusted earnings for both the full year and fourth quarter of 2013 reflected higher contributions from increased throughput due to higher demand at Cushing, Oklahoma for further transportation on Seaway Pipeline to the Gulf Coast refining market. However, the adjusted earnings increase was more than offset by higher operating expenses, predominantly higher pipeline integrity expenditures. Operating margins were also compressed in 2013 due to an increase in power costs that resulted from transporting a mix of heavier crude.

•                  The increase in Feeder Pipelines and Other earnings for 2013 compared with 2012 reflected higher volumes and tolls on Olympic Pipe Line Company.

Liquids Pipelines earnings were impacted by the following adjusting items:

•                  Canadian Mainline earnings for each period reflected changes in unrealized fair value gains and losses on derivative financial instruments used to manage risk exposures inherent within the Competitive Toll Settlement, namely foreign exchange, power cost variability and allowance oil commodity prices.

•                  Canadian Mainline earnings for 2012 included a Line 9 tolling adjustment related to services provided in prior periods.

•                  Regional Oil Sands System earnings for 2013 included a charge related to the Line 37 crude oil release which occurred in June 2013.

•                  Regional Oil Sands System earnings for 2013 included an adjustment to recognize revenue for certain long-term take-or-pay contracts ratably over the contract life. Make-up rights are earned when minimum volume commitments are not utilized during the period but under certain circumstances can be used to offset overages in future periods, subject to expiry periods. Generally, under such take-or-pay contracts, payments are received ratably over the life of the contract as capacity is provided, regardless of volumes shipped, and are non-refundable. Should make-up rights be utilized in future periods, costs associated with such transportation service are typically passed through to shippers, such that little or no cost is borne by Enbridge. As such, adjusted earnings reflect contributions from these contracts ratably over the life of the contract, consistent with contractual cash payments under the contract.

•                  Regional Oil Sands System earnings for 2013 included an out-of-period, non-cash adjustment to defer revenues associated with make-up rights earned under certain long-term take-or-pay contracts.

•                  Regional Oil Sands System earnings for 2013 included an out-of-period, non-cash adjustment to correct deferred income tax expense and to correct the rate at which deemed taxes are recovered under a long-term contract.

•                  Regional Oil Sands System earnings for 2012 included a revenue recognition adjustment related to prior periods.

GAS DISTRIBUTION

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	59	56	156	149
Other Gas Distribution and Storage	8	7	20	27
Adjusted earnings	67	63	176	176
EGD - gas transportation costs out-of-period adjustment	-	-	(56)	-
EGD - (warmer)/colder than normal weather	13	1	9	(23)
EGD - tax rate changes	-	-	-	(9)
EGD - recognition of regulatory asset	-	63	-	63
Earnings attributable to common shareholders	80	127	129	207

•                  EGD’s operating results for 2013 are pursuant to a one year cost of service settlement (the 2013 Settlement), following completion of a five year Incentive Regulation (IR) term at the end of 2012. Adjusted earnings increased for the full year and fourth quarter of 2013 and reflected customer growth, the absence of the earnings sharing under the 2013 Settlement and higher shared savings mechanism revenue, which results from exceeding targets on delivery of energy efficiency programs. Also favourably impacting adjusted earnings was the recovery of pension costs allowed to be passed on to customers under the 2013 Settlement, whereas previously these costs were partially disallowed under the 2012 IR mechanism. Partially offsetting the adjusted earnings increase was lower revenues from non-regulated operations.

•                  Other Gas Distribution and Storage reflected lower rates from a revised rate setting methodology that became effective October 1, 2012 in Enbridge Gas New Brunswick Inc. (EGNB). The earnings decrease was partially offset by new rates that became effective on August 1, 2013 which allowed EGNB to fully recover its revenue requirement and drove higher earnings in the second half of 2013.

Gas Distribution earnings were impacted by the following adjusting items:

•                  EGD earnings for 2013 reflected an out-of-period correction to gas transportation costs which had previously been deferred.

•                  EGD earnings for all periods were adjusted to reflect the impact of weather.

•                  EGD earnings for 2012 reflected the impact of unfavourable tax rate changes on deferred income tax liabilities.

•                  EGD earnings for 2012 included the recognition of a regulatory asset related to recovery of other postretirement benefit costs pursuant to an Ontario Energy Board rate order.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Aux Sable	17	21	49	68
Energy Services	(19)	9	75	40
Alliance Pipeline US	12	9	43	39
Vector Pipeline	4	6	22	22
Enbridge Offshore Pipelines (Offshore)	2	(3)	(2)	(3)
Other	1	-	16	10
Adjusted earnings	17	42	203	176
Aux Sable - changes in unrealized derivative fair value gains/(loss)	-	(5)	-	10
Energy Services - changes in unrealized derivative fair value gains/(loss)	(337)	21	(206)	(537)
Offshore - asset impairment loss	-	(105)	-	(105)
Other - changes in unrealized derivative fair value loss	(1)	-	(61)	-
Loss attributable to common shareholders	(321)	(47)	(64)	(456)

•                  Aux Sable adjusted earnings decreased in both the full year and the fourth quarter of 2013 primarily due to lower fractionation margins and lower ethane processing volumes due to ethane rejections. Lower fractionation margins resulted in a decrease in contributions from the upside sharing mechanism in Aux Sable’s production sales agreement compared with the prior year.

•                  Adjusted earnings from Energy Services are dependent on market conditions, including but not limited to, quality, time and location differentials, and results achieved in one period may not be indicative of results to be achieved in future periods. Dependency on market conditions was evident in the trend in quarterly earnings compared with the prior year whereby wide location and crude grade differentials gave rise a greater number of and more profitable margin opportunities during the first half of 2013. These physical marketing opportunities began to diminish in the third quarter and culminated in a fourth quarter adjusted loss for Energy Services. Market conditions contributing to the fourth quarter adjusted loss included physical constraints which limited physical movement of barrels, such as pipeline apportionment and refinery outages, narrowing location spreads among markets physically accessed by Tidal Energy’s committed transportation capacity and narrowing grade differentials which limit tank management opportunities. Although profitability declined in most of Energy Services’ lines of business, the fourth quarter loss primarily related to losses realized on financial contracts intended to hedge the value of committed physical transportation capacity, but which were not effective in doing so in the last three months of the year.

•                  Alliance Pipeline US earnings reflected higher depreciation expense recovered through tolls and earnings related to the Tioga Lateral Pipeline which was placed into service in 2013.

•                  Positive factors impacting the change in Offshore earnings included the Venice Condensate Stabilizer Expansion placed into service in November 2013, cost savings achieved from the Company’s election not to renew windstorm insurance coverage and lower depreciation expense. Offsetting these positive factors were persistent weak volumes on the majority of Offshore’s pipelines due to decreased production in the Gulf of Mexico. The challenging market conditions which impacted Offshore in 2013 are expected to persist and be a drag on Offshore earnings until such time as the Walker Ridge Gas Gathering System and Big Foot Oil Pipeline are placed into service, which is expected to occur in the third quarter of 2014 and the second quarter of 2015, respectively.

•                  Other adjusted earnings increased in 2013 primarily from the commissioning of Lac Alfred Wind Project and contributions from fees earned on the Company’s investment in Cabin Gas Plant, for which earnings recognition commenced in December 2012. Partially offsetting the increase in adjusted earnings was the transfer of certain renewable energy assets to the Fund in December 2012, as well as lower contributions from the Cedar Point Wind Energy Project (Cedar Point) due to lower wind resources. Fourth quarter 2013 trends were similar to the full year trends; however, Cedar Point fourth quarter results were comparable with the corresponding 2012 period.

Gas Pipelines, Processing and Energy Services earnings were impacted by the following adjusting items:

•                  Aux Sable earnings for 2012 reflected changes in the fair value of unrealized derivative financial instruments related to the Company’s forward gas processing risk management position.

•                  Energy Services earnings/(loss) for each period reflected changes in unrealized fair value gains and losses related to the revaluation of financial derivatives used to manage the profitability of transportation and storage transactions and the revaluation of inventory. A gain or loss on such a financial derivative corresponds to a similar but opposite loss or gain on the value of the underlying physical transaction which is expected to be realized in the future when the physical transaction settles. Unlike the change in the value of the financial derivative, the gain or loss on the value of the underlying physical transaction is not recorded for financial statement purposes until the periods in which it is realized.

•                  Adjusted earnings for 2013 excluded a one-time realized loss of $58 million incurred to close out derivative contracts used to hedge forecasted Energy Services transactions which are no longer probable to occur.

•                  Offshore loss for 2012 was impacted by an asset impairment loss related to certain of its assets, predominantly located within the Stingray and Garden Banks corridors.

•                  Other earnings/(loss) for 2013 reflected changes in unrealized fair value loss on the change in the value of long-term power price derivative contracts acquired to hedge expected revenues and cash flows from Blackspring Ridge Wind Project.

SPONSORED INVESTMENTS

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Enbridge Energy Partners, L.P. (EEP)	46	32	165	141
Enbridge Energy, Limited Partnership (EELP)	14	6	38	38
Enbridge Income Fund (the Fund)	29	30	110	85
Adjusted earnings	89	68	313	264
EEP - leak insurance recoveries	-	-	6	24
EEP - leak remediation costs	(9)	-	(44)	(9)
EEP - changes in unrealized derivative fair value loss	(3)	(3)	(6)	(2)
EEP - tax rate differences/changes	-	-	(3)	-
EEP - gain on sale of non-core assets	2	-	2	-
EEP - NGL trucking and marketing investigation costs	-	-	-	(1)
EEP - prior period adjustment	-	7	-	7
Earnings attributable to common shareholders	79	72	268	283

•                  EEP adjusted earnings increased for the full year and the fourth quarter of 2013 due to distributions received from Enbridge’s May 2013 investment in preferred units of EEP and higher incentive distributions. Also contributing to higher adjusted earnings were contributions from EEP’s liquids business due to higher tolls on EEP’s major liquids pipeline assets and the positive impact of new assets placed into service. Partially offsetting the increase in adjusted earnings were lower volumes on the North Dakota system due to wide crude oil price differentials that made transportation by rail competitive, although tightening crude oil price differentials in the second half of 2013 resulted in some volumes returning to the North Dakota system. Rail competition is expected to persist as rail provides transportation service to certain markets not currently accessible by pipelines. EEP’s adjusted earnings also reflected costs related to the completion of hydrostatic testing on Line 14 of its Lakehead System, as well as higher depreciation expense associated with new assets placed into service. Partially offsetting the adjusted earnings increase were lower prices and volumes in EEP’s natural gas and NGL businesses and higher operating and administrative expense, primarily from an increased workforce.

•                  EELP earnings reflect its interest in Alberta Clipper, as well as interests in both the Eastern Access and Lakehead System Mainline expansion projects. Full year earnings from EELP were comparable between years due to offsetting factors. Alberta Clipper earnings decreased and reflected lower tolls, which took effect April 1, 2013. Variations in Alberta Clipper earnings from the regulated allowed return on rate base are recovered from or refunded to shippers in the following year. The decrease in Alberta Clipper earnings were offset by the positive impact of incremental revenue from several small components of the Eastern Access project which were placed into service in 2013 including the Line 5 expansion. Fourth quarter earnings reflected the impact of incremental revenue from additional components of the Eastern Access project being placed into service.

•                  Higher earnings from the Fund were attributable to crude oil storage and renewable energy assets acquired from Enbridge and its wholly-owned subsidiaries in December 2012, higher preferred unit distributions received from the Fund and earnings from the Bakken Expansion Program, which commenced operations in March 2013. Partially offsetting these sources of earnings growth were higher interest expense and a one-time charge related to the write-off of a regulatory deferral balance for which recoverability is no longer probable. The fourth quarter of 2013 also reflected higher income taxes, offsetting full year positive trends noted above.

Sponsored Investments earnings were impacted by the following adjusting items:

•                  EEP earnings for 2013 and 2012 included insurance recoveries associated with the Line 6B crude oil release.

•                  EEP earnings for 2013 and 2012 included charges related to estimated costs, before insurance recoveries, associated with the Line 6B crude oil release.

•                  EEP earnings for each period included changes in unrealized fair value gains and losses on derivative financial instruments.

•                  EEP earnings for 2013 included an out-of-period, non-cash deferred income tax adjustment related to a tax law change.

•                  EEP earnings for 2013 included a gain on sale from non-core assets.

•                  EEP earnings for 2012 reflected charges for legal and accounting costs associated with an investigation at a NGL trucking and marketing subsidiary, which was concluded in the first quarter of 2012.

•                  EEP earnings for 2012 reflected a non-recurring out-of-period adjustment.

CORPORATE

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Noverco Inc. (Noverco)	20	8	54	27
Other Corporate	(36)	(31)	(82)	(57)
Adjusted loss	(16)	(23)	(28)	(30)
Noverco - changes in unrealized derivative fair value gains/(loss)	-	1	4	(10)
Noverco - equity earnings adjustment	-	-	-	(12)
Other Corporate - changes in unrealized derivative fair value loss	(129)	(54)	(306)	(22)
Other Corporate - impact of tax rate changes	-	(4)	18	(11)
Other Corporate - foreign tax recovery	-	-	4	29
Other Corporate - asset impairment loss	(6)	-	(6)	-
Other Corporate - unrealized foreign exchange loss on translation of intercompany balances, net	-	-	-	(17)
Other Corporate - tax on intercompany gain on sale	-	(56)	-	(56)
Loss attributable to common shareholders	(151)	(136)	(314)	(129)

•                  Noverco adjusted earnings increased for the full year and fourth quarter of 2013 and included returns on the Company’s preferred share investment as well as its equity earnings from Noverco’s underlying gas and power distribution investments. The increase in adjusted earnings was primarily attributable to higher volumes within Gaz Metro Limited Partnership’s (Gaz Metro) Quebec-based gas distribution franchise area, contributions from a full year of operations of power distribution assets acquired in mid-2012 and a small one-time gain on sale of assets of approximately $3 million.

Adjusted earnings also increased slightly due to higher preferred share investment earnings. Partially offsetting the adjusted earnings increase was a lower return on equity allowed by the regulator for Gaz Metro.

•                  Noverco’s investment in power distribution operations is subject to seasonality, similar to gas distribution operations, with the majority of its annual earnings achieved during the colder months of the first quarter. This seasonal pattern heightens the effect of the earnings increase attributable to the power distribution acquisition since the 2013 results included the first quarter, whereas 2012 did not given that the acquisition took place mid-year.

•                  Other Corporate adjusted loss was higher for both the full year and fourth quarter of 2013 due to dividends paid on incremental preference shares issued to fund the Company’s slate of growth projects. The loss was partially offset by lower net Corporate segment finance costs and lower operating and administrative costs.

Corporate loss was impacted by the following adjusting items:

•                  Noverco earnings for 2013 and 2012 included changes in the unrealized fair value gains or losses on derivative financial instruments.

•                  Noverco earnings for 2012 included an unfavourable equity earnings adjustment related to prior periods.

•                  Other Corporate loss for each period included changes in the unrealized fair value loss on derivative financial instruments related to forward foreign exchange risk management positions.

•                  Other Corporate loss for 2013 and 2012 reflected the anticipated future impact of tax rate changes.

•                  Other Corporate loss for 2013 and 2012 were reduced by recovery of taxes related to a historical foreign investment.

•                  Other Corporate loss for 2013 included charges related to asset impairment losses.

•                  Other Corporate loss for 2012 included net unrealized foreign exchange loss on the translation of foreign-denominated intercompany balances.

•                  Other Corporate loss for 2012 was impacted by tax on an intercompany gain on sale.

NON-GAAP RECONCILIATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Earnings/(loss) attributable to common shareholders	(267)	146	446	602
Adjusting items:
Liquids Pipelines
Canadian Mainline - changes in unrealized derivative fair value (gains)/loss[1]	143	41	268	(42)
Canadian Mainline - Line 9 tolling adjustment	-	-	-	(6)
Regional Oil Sands System - leak remediation and long-term pipeline stabilization costs	3	-	56	-
Regional Oil Sands System - make-up-rights adjustment	13	-	13	-
Regional Oil Sands System - make-up-rights out-of-period adjustment	-	-	37	-
Regional Oil Sands System - long-term contractual recovery out-of-period adjustment, net	-	-	(31)	-
Regional Oil Sands System - prior period adjustment	-	6	-	6
Gas Distribution
EGD - gas transportation costs out-of-period adjustment	-	-	56	-
EGD - warmer/(colder) than normal weather	(13)	(1)	(9)	23
EGD - tax rate changes	-	-	-	9
EGD - recognition of regulatory asset	-	(63)	-	(63)
Gas Pipelines, Processing and Energy Services
Aux Sable - changes in unrealized derivative fair value (gains)/loss[1]	-	5	-	(10)
Energy Services - changes in unrealized derivative fair value (gains)/loss[1]	337	(21)	206	537
Offshore - asset impairment loss	-	105	-	105
Other - changes in unrealized derivative fair value gains[1]	1	-	61	-
Sponsored Investments
EEP - leak insurance recoveries	-	-	(6)	(24)
EEP - leak remediation costs	9	-	44	9
EEP - changes in unrealized derivative fair value loss[1]	3	3	6	2
EEP - tax rate differences/changes	-	-	3	-
EEP - gain on sale of non-core assets	(2)	-	(2)	-
EEP - NGL trucking and marketing investigation costs	-	-	-	1
EEP - prior period adjustment	-	(7)	-	(7)
Corporate
Noverco - changes in unrealized derivative fair value (gains)/loss[1]	-	(1)	(4)	10
Noverco - equity earnings adjustment	-	-	-	12
Other Corporate - changes in unrealized derivative fair value loss[1]	129	54	306	22
Other Corporate - impact of tax rate changes	-	4	(18)	11
Other Corporate - foreign tax recovery	-	-	(4)	(29)
Other Corporate - asset impairment loss	6	-	6	-
Other Corporate - unrealized foreign exchange loss on translation of intercompany balances, net	-	-	-	17
Other Corporate - tax on intercompany gain on sale	-	56	-	56
Adjusted earnings	362	327	1,434	1,241

1            Changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

CONFERENCE CALL

Enbridge will hold a conference call on Friday, February 14, 2014 at 9 a.m. Eastern Time (7 a.m. Mountain Time) to discuss the 2013 annual results. Analysts, members of the media and other interested parties can access the call toll-free at 1-888-895-5271 from within North America and outside North America at 1-847-619-6547 using the access code 36464288#. The call will be audio webcast live at http://www.media-server.com/m/p/dr8k5n2v. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 36464288#) until February 21, 2014.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service date and expected capital expenditures include: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

HIGHLIGHTS

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	46	130	427	697
Gas Distribution	80	127	129	207
Gas Pipelines, Processing and Energy Services	(325)	32	(68)	(377)
Sponsored Investments	79	72	268	283
Corporate	(151)	(136)	(314)	(129)
Earnings/(loss) attributable to common shareholders from continuing operations	(271)	225	442	681
Discontinued operations - Gas Pipelines, Processing and Energy Services	4	(79)	4	(79)
	(267)	146	446	602
Earnings/(loss) per common share	(0.33)	0.19	0.55	0.78
Diluted earnings/(loss) per common share	(0.32)	0.18	0.55	0.77
Adjusted earnings[1]
Liquids Pipelines	205	177	770	655
Gas Distribution	67	63	176	176
Gas Pipelines, Processing and Energy Services	17	42	203	176
Sponsored Investments	89	68	313	264
Corporate	(16)	(23)	(28)	(30)
	362	327	1,434	1,241
Adjusted earnings per common share[1]	0.44	0.42	1.78	1.61
Cash flow data
Cash provided by operating activities	781	502	3,341	2,874
Cash used in investing activities	(3,277)	(2,182)	(9,431)	(6,204)
Cash provided by financing activities	2,744	1,725	5,070	4,395
Dividends
Common share dividends declared	261	227	1,035	895
Dividends paid per common share	0.3150	0.2825	1.26	1.13
Shares outstanding (millions)
Weighted average common shares outstanding	817	783	806	772
Diluted weighted average common shares outstanding	826	795	817	785
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[2]	1,827	1,622	1,737	1,646
Regional Oil Sands System[3]	666	477	533	414
Spearhead Pipeline	168	133	172	151
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	135	123	434	395
Number of active customers (thousands)[4]	2,065	2,032	2,065	2,032
Heating degree days[5]
Actual	1,368	1,205	3,746	3,194
Forecast based on normal weather	1,248	1,204	3,668	3,532
Gas Pipelines, Processing and Energy Services
Average throughput volume (millions of cubic feet per day)
Alliance Pipeline US	1,552	1,561	1,565	1,553
Vector Pipeline	1,446	1,575	1,494	1,534
Enbridge Offshore Pipelines	1,388	1,547	1,412	1,540

1           Adjusted earnings represent earnings attributable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

2           Canadian Mainline includes deliveries ex-Gretna, Manitoba, which is made up of United States and eastern Canada deliveries originating from western Canada.

3           Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

4           Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

5           Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	6,939	4,978	26,039	18,494
Gas distribution sales	710	585	2,265	1,910
Transportation and other services	644	1,444	4,614	4,256
	8,293	7,007	32,918	24,660
Expenses
Commodity costs	6,773	4,997	25,222	17,959
Gas distribution costs	490	441	1,585	1,220
Operating and administrative	788	702	3,014	2,739
Depreciation and amortization	362	325	1,370	1,236
Environmental costs, net of recoveries	82	18	362	(88)
	8,495	6,483	31,553	23,066
	(202)	524	1,365	1,594
Income from equity investments	86	66	330	195
Other income/(expense)	(82)	36	(135)	238
Interest expense	(265)	(211)	(947)	(841)
	(463)	415	613	1,186
Income taxes recovery/(expense)	216	(158)	(123)	(171)
Earnings/(loss) from continuing operations	(247)	257	490	1,015
Discontinued operations
Earnings/(loss) from discontinued operations before income taxes	6	(123)	6	(123)
Income taxes (expense)/recovery from discontinued operations	(2)	44	(2)	44
Earnings/(loss) from discontinued operations	4	(79)	4	(79)
Earnings/(loss)	(243)	178	494	936
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	28	4	135	(229)
Earnings/(loss) attributable to Enbridge Inc.	(215)	182	629	707
Preference share dividends	(52)	(36)	(183)	(105)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	(267)	146	446	602

Earnings/(loss) attributable to Enbridge Inc. common shareholders
Earnings/(loss) from continuing operations	(271)	225	442	681
Earnings/(loss) from discontinued operations, net of taxes	4	(79)	4	(79)
	(267)	146	446	602

Earnings per common share attributable to Enbridge Inc. common shareholders
Continuing operations	(0.33)	0.29	0.55	0.88
Discontinued operations	-	(0.10)	-	(0.10)
	(0.33)	0.19	0.55	0.78

Diluted earnings per common share attributable to Enbridge Inc. common shareholders
Continuing operations	(0.32)	0.28	0.55	0.87
Discontinued operations	-	(0.10)	-	(0.10)
	(0.32)	0.18	0.55	0.77

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Earnings	(243)	178	494	936
Other comprehensive income/(loss), net of tax
Change in unrealized gain/(loss) on cash flow hedges	157	48	697	(176)
Change in unrealized gain/(loss) on net investment hedges	(56)	(15)	(96)	13
Other comprehensive income/(loss) from equity investees	(1)	(1)	11	2
Reclassification to earnings of realized cash flow hedges	6	(10)	72	7
Reclassification to earnings of unrealized cash flow hedges	22	18	39	20
Reclassification to earnings of pension plans and other postretirement benefits amortization amounts	5	4	27	18
Actuarial gains/(loss) on pension plans and other postretirement benefits	114	(56)	114	(56)
Change in foreign currency translation adjustment	422	101	710	(158)
Other comprehensive income/(loss)	669	89	1,574	(330)
Comprehensive income	426	267	2,068	606
Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(142)	(57)	(276)	(165)
Comprehensive income attributable to Enbridge Inc.	284	210	1,792	441
Preference share dividends	(52)	(36)	(183)	(105)
Comprehensive income attributable to Enbridge Inc. common shareholders	232	174	1,609	336

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31,	2013	2012
(unaudited; millions of Canadian dollars, except per share amounts)
Preference shares
Balance at beginning of year	3,707	1,056
Preference shares issued	1,434	2,651
Balance at end of year	5,141	3,707
Common shares
Balance at beginning of year	4,732	3,969
Common shares issued	582	388
Dividend reinvestment and share purchase plan	361	297
Shares issued on exercise of stock options	69	78
Balance at end of year	5,744	4,732
Additional paid-in capital
Balance at beginning of year	522	242
Stock-based compensation	28	26
Options exercised	(17)	(17)
Issuance of treasury stock	208	236
Dilution gains and other	5	35
Balance at end of year	746	522
Retained earnings
Balance at beginning of year	3,173	3,643
Earnings attributable to Enbridge Inc.	629	707
Preference share dividends	(183)	(105)
Common share dividends declared	(1,035)	(895)
Dividends paid to reciprocal shareholder	19	20
Redemption value adjustment attributable to redeemable noncontrolling interests	(53)	(197)
Balance at end of year	2,550	3,173
Accumulated other comprehensive loss
Balance at beginning of year	(1,762)	(1,496)
Other comprehensive income/(loss) attributable to Enbridge Inc. common shareholders	1,163	(266)
Balance at end of year	(599)	(1,762)
Reciprocal shareholding
Balance at beginning of year	(126)	(187)
Issuance of treasury stock	40	61
Balance at end of year	(86)	(126)
Total Enbridge Inc. shareholders’ equity	13,496	10,246
Noncontrolling interests
Balance at beginning of year	3,258	3,141
Earnings/(loss) attributable to noncontrolling interests	(111)	241
Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax
Change in unrealized gains/(loss) on cash flow hedges	166	(39)
Change in foreign currency translation adjustment	223	(60)
Reclassification to earnings of realized cash flow hedges	4	23
Reclassification to earnings of unrealized cash flow hedges	14	13
	407	(63)
Comprehensive income attributable to noncontrolling interests	296	178
Distributions	(468)	(421)
Contributions	922	382
Dilution gains	-	6
Acquisitions	-	(25)
Other	6	(3)
Balance at end of year	4,014	3,258
Total equity	17,510	13,504

Dividends paid per common share	1.26	1.13

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Operating activities
Earnings/(loss)	(243)	178	494	936
(Earnings)/loss from discontinued operations	(4)	79	(4)	79
Depreciation and amortization	362	325	1,370	1,236
Deferred income taxes (recovery)/expense	(234)	63	131	3
Changes in unrealized (gain)/loss on derivative instruments, net	988	(83)	1,262	665
Cash distributions in excess of equity earnings	39	29	355	439
Impairment	6	39	6	39
Other	(16)	67	(9)	109
Changes in regulatory assets and liabilities	(25)	9	(11)	44
Changes in environmental liabilities, net of recoveries	(53)	20	148	(26)
Changes in operating assets and liabilities	(47)	(234)	(409)	(660)
Cash provided by continuing operations	773	492	3,333	2,864
Cash provided by discontinued operations	8	10	8	10
	781	502	3,341	2,874
Investing activities
Additions to property, plant and equipment	(2,950)	(1,787)	(8,235)	(5,194)
Long-term investments	(292)	(272)	(1,018)	(531)
Additions to intangible assets	(75)	(33)	(212)	(163)
Acquisitions, net of cash acquired	-	(119)	-	(340)
Affiliate loans, net	3	4	8	8
Proceeds on sale of investments and net assets	41	18	41	18
Changes in restricted cash	(4)	7	(15)	(2)
	(3,277)	(2,182)	(9,431)	(6,204)
Financing activities
Net change in bank indebtedness and short-term borrowings	(125)	127	(350)	412
Net change in commercial paper and credit facility draws	1,210	398	1,562	(294)
Net change in Southern Lights project financing	-	-	(5)	(13)
Debenture and term note issues	1,613	1,200	2,845	2,199
Debenture and term note repayments	(250)	(193)	(660)	(349)
Repayment of acquired debt	-	(160)	-	(160)
Contributions from noncontrolling interests	399	7	922	448
Distributions to noncontrolling interests	(120)	(116)	(468)	(421)
Contributions from redeemable noncontrolling interests	1	213	92	213
Distributions to redeemable noncontrolling interests	(18)	(14)	(72)	(49)
Preference shares issued	242	389	1,428	2,634
Common shares issued	12	46	628	465
Preference share dividends	(50)	(30)	(178)	(93)
Common share dividends	(170)	(142)	(674)	(597)
	2,744	1,725	5,070	4,395
Effect of translation of foreign denominated cash and cash equivalents	12	5	20	(12)
Increase/(decrease) in cash and cash equivalents	260	50	(1,000)	1,053
Cash and cash equivalents at beginning of year	516	1,726	1,776	723
Cash and cash equivalents at end of year	776	1,776	776	1,776
Cash and cash equivalents - discontinued operations	(20)	-	(20)	-
Cash and cash equivalents - continuing operations	756	1,776	756	1,776

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31,	2013	2012
(unaudited; millions of Canadian dollars)
Assets
Current assets
Cash and cash equivalents	756	1,776
Restricted cash	34	19
Accounts receivable and other	4,956	4,014
Accounts receivable from affiliates	65	12
Inventory	1,115	779
Assets held for sale	24	-
	6,950	6,600
Property, plant and equipment, net	42,279	33,318
Long-term investments	4,212	3,175
Deferred amounts and other assets	2,662	2,461
Intangible assets, net	1,004	817
Goodwill	445	419
Deferred income taxes	16	10
	57,568	46,800
Liabilities and equity
Current liabilities
Bank indebtedness	338	479
Short-term borrowings	374	583
Accounts payable and other	6,664	5,052
Accounts payable to affiliates	46	-
Interest payable	228	196
Environmental liabilities	260	107
Current maturities of long-term debt	2,811	652
Liabilities held for sale	7	-
	10,728	7,069
Long-term debt	22,357	20,203
Other long-term liabilities	2,938	2,541
Deferred income taxes	2,925	2,483
Liabilities held for sale	57	-
	39,005	32,296
Commitments and contingencies
Redeemable noncontrolling interests	1,053	1,000
Equity
Share capital
Preference shares	5,141	3,707
Common shares	5,744	4,732
Additional paid-in capital	746	522
Retained earnings	2,550	3,173
Accumulated other comprehensive loss	(599)	(1,762)
Reciprocal shareholding	(86)	(126)
Total Enbridge Inc. shareholders’ equity	13,496	10,246
Noncontrolling interests	4,014	3,258
	17,510	13,504
	57,568	46,800

SEGMENTED INFORMATION

Three months ended December 31, 2013	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	492	841	4,826	2,134	-	8,293
Commodity and gas distribution costs	-	(490)	(5,349)	(1,424)	-	(7,263)
Operating and administrative	(280)	(134)	(17)	(331)	(26)	(788)
Depreciation and amortization	(114)	(84)	(23)	(139)	(2)	(362)
Environmental costs, net of recoveries	(11)	-	-	(71)	-	(82)
	87	133	(563)	169	(28)	(202)
Income/(loss) from equity investments	29	-	45	15	(3)	86
Other income/(expense)	10	8	7	27	(134)	(82)
Interest income/(expense)	(85)	(42)	(23)	(124)	9	(265)
Income taxes recovery/(expense)	6	(19)	209	(37)	57	216
Earnings/(loss) from continuing operations	47	80	(325)	50	(99)	(247)
Discontinued operations
Earnings from discontinued operations before income taxes	-	-	6	-	-	6
Income taxes from discontinued operations	-	-	(2)	-	-	(2)
Earnings from discontinued operations	-	-	4	-	-	4
Earnings/(loss)	47	80	(321)	50	(99)	(243)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	29	-	28
Preference share dividends	-	-	-	-	(52)	(52)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	46	80	(321)	79	(151)	(267)
Total assets	20,950	7,942	7,015	18,527	3,134	57,568

Three months ended December 31, 2012	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	580	780	3,867	1,780	-	7,007
Commodity and gas distribution costs	-	(441)	(3,803)	(1,194)	-	(5,438)
Operating and administrative	(228)	(139)	(25)	(281)	(29)	(702)
Depreciation and amortization	(113)	(87)	(7)	(114)	(4)	(325)
Environmental costs, net of recoveries	-	-	-	(18)	-	(18)
	239	113	32	173	(33)	524
Income/(loss) from equity investments	20	-	34	15	(3)	66
Other income/(expense)	(32)	87	(1)	13	(31)	36
Interest income/(expense)	(57)	(42)	(17)	(106)	11	(211)
Income taxes	(39)	(31)	(16)	(28)	(44)	(158)
Earnings/(loss) from continuing operations	131	127	32	67	(100)	257
Discontinued operations
Loss from discontinued operations before income taxes	-	-	(123)	-	-	(123)
Income taxes recovery from discontinued operations	-	-	44	-	-	44
Loss from discontinued operations	-	-	(79)	-	-	(79)
Earnings/(loss)	131	127	(47)	67	(100)	178
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	5	-	4
Preference share dividends	-	-	-	-	(36)	(36)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	130	127	(47)	72	(136)	146
Total assets	15,124	7,416	5,349	15,648	3,263	46,800

Year ended December 31, 2013	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	2,272	2,741	20,310	7,595	-	32,918
Commodity and gas distribution costs	-	(1,585)	(20,244)	(4,978)	-	(26,807)
Operating and administrative	(1,006)	(534)	(221)	(1,226)	(27)	(3,014)
Depreciation and amortization	(429)	(321)	(75)	(530)	(15)	(1,370)
Environmental costs, net of recoveries	(79)	-	-	(283)	-	(362)
	758	301	(230)	578	(42)	1,365
Income from equity investments	118	-	154	56	2	330
Other income/(expense)	39	20	39	37	(270)	(135)
Interest income/(expense)	(319)	(160)	(81)	(409)	22	(947)
Income taxes recovery/(expense)	(165)	(32)	50	(133)	157	(123)
Earnings/(loss) from continuing operations	431	129	(68)	129	(131)	490
Discontinued operations
Earnings from discontinued operations before income taxes	-	-	6	-	-	6
Income taxes from discontinued operations	-	-	(2)	-	-	(2)
Earnings from discontinued operations	-	-	4	-	-	4
Earnings/(loss)	431	129	(64)	129	(131)	494
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(4)	-	-	139	-	135
Preference share dividends	-	-	-	-	(183)	(183)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	427	129	(64)	268	(314)	446
Total assets	20,950	7,942	7,015	18,527	3,134	57,568

Year ended December 31, 2012	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	2,445	2,438	13,106	6,671	-	24,660
Commodity and gas distribution costs	-	(1,220)	(13,676)	(4,283)	-	(19,179)
Operating and administrative	(942)	(528)	(142)	(1,076)	(51)	(2,739)
Depreciation and amortization	(399)	(336)	(57)	(431)	(13)	(1,236)
Environmental costs, net of recoveries	-	-	-	88	-	88
	1,104	354	(769)	969	(64)	1,594
Income/(loss) from equity investments	46	-	141	55	(47)	195
Other income/(expense)	(7)	83	33	49	80	238
Interest income/(expense)	(250)	(164)	(50)	(397)	20	(841)
Income taxes recovery/(expense)	(192)	(66)	269	(169)	(13)	(171)
Earnings/(loss) from continuing operations	701	207	(376)	507	(24)	1,015
Discontinued operations
Loss from discontinued operations before income taxes	-	-	(123)	-	-	(123)
Income taxes recovery from discontinued operations	-	-	44	-	-	44
Loss from discontinued operations	-	-	(79)	-	-	(79)
Earnings/(loss)	701	207	(455)	507	(24)	936
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(4)	-	(1)	(224)	-	(229)
Preference share dividends	-	-	-	-	(105)	(105)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	697	207	(456)	283	(129)	602
Total assets	15,124	7,416	5,349	15,648	3,263	46,800

1            Includes allowance for equity funds used during construction.